ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER'S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101
May 17, 2019
VIA EDGAR SYSTEM Ms. Deborah L. O'Neal Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549

Re:	Daxor Corporation, File Nos. 333-224509 and 811-22684
Dear Ms. O'Neal and Ms. Fettig:
On behalf of our client, Daxor Corporation ("Daxor"), set forth below is Daxor's response to the follow-up comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following the comments are Daxor's responses (in regular type).  Daxor has filed an amendment to its Registration Statement on Form N-2 that reflects changes addressing the comments set forth below, and changes addressing the comments set forth in the letter to the Staff dated May 3, 2019 and the letter to the Staff dated May 10, 2019, which are incorporated herein by reference.  The amendment was filed with the Commission on Friday, May 17, 2019.
1. When you submit the acceleration request, please ensure that the underwriter, Roth Capital Partners, LLC, is part of the acceleration request, as required pursuant to Rule 461 of the Securities Act of 1933, as amended.
Response: As requested, Daxor will ensure that the underwriter is part of the acceleration request, in accordance with Rule 461.
2. Please confirm the approach to be taken regarding the financial highlights and the calculation of the "average net assets."
Response: The financial highlights were revised to match the numbers used in the annual financial statements, as Daxor and the auditors believe that revising the disclosure to ensure that "average net assets" are based on the value of net assets determined no less frequently than the end of each month is not a material change.  Going forward, Daxor will ensure that the ratios are calculated ensuring that "average net assets" are based on the value of net assets determined no less frequently than the end of each month, in both the registration statement and in the financial statements.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission
May 17, 2019

3. Please indicate when Daxor will amend the Form N-CEN and Form N-CSR in response to the prior comments.
Response: By May 22, 2019, Daxor will amend the Form N-CEN to answer "Yes" to question B.10, and amend the Form N-CSR for the semi-annual period to reflect the results of the annual shareholder meeting held in June of 2018.
4. Please make the following revisions to the prospectus and statement of additional information (SAI): (1) update the information in the prospectus and SAI to be as of a current date; (2) revise the language that states that the SAI is incorporated by reference into the filing "as supplemented from time to time," to state that it is incorporated by references into the filing "as supplemented to date"; (3) revise the summary of expenses to reflect the anticipated net proceeds estimated for the upcoming year, and recalculate the expense example to reflect the revised summary of expenses; (4) revise the discussion on use of proceeds to state how Daxor determines if preferred securities are investment-grade securities; (5) review and revise the capitalization table to ensure that the correct amounts are used and that the amounts foot properly; and (6) update the table showing the high and low market price and the high and low premium/(discount) to net asset value to include the first quarter of 2019.
Response: As requested, Daxor has revised the filing to address all of the items reference above.
* * * * *
Daxor confirms that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among Daxor, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:           Michael Feldschuh (w/o enclosures)
Robert Michel (w/o enclosures)
Daxor Corporation